UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 7)

AIRGAS, INC.
(Name of Subject Company)

AIR PRODUCTS DISTRIBUTION, INC.
(Offeror)

AIR PRODUCTS AND CHEMICALS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

009363102
(Cusip Number of Class of Securities)

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
(610) 481-4911
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
James C. Woolery, Esq.
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,963,777,380.00	$353,917.33

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 82,729,623 (number of shares of common stock of subject company (which represents the number of shares issued and outstanding as of February 3, 2010, as reported in the subject company’s Quarterly Report on Form 10-Q filed on February 8, 2010)) by $60.00 (the purchase price per share offered by Offeror).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$353,917.33	Filing Party:	Air Products Distribution, Inc./Air Products and Chemicals, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) by Air Products and Chemicals, Inc., a Delaware corporation (“Air Products”), and Air Products Distribution, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Air Products.  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Airgas, Inc., a Delaware corporation (“Airgas”), at $60.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Item 6.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

On May 13, 2010, Air Products gave notice to Airgas, as required by Airgas’s By-Laws, that it intends to, among other things, nominate three independent candidates for election at the Airgas 2010 annual meeting of stockholders (the “2010 Annual Meeting”).  The nominees are John P. Clancey, Robert L. Lumpkins and Ted B. Miller, Jr.

In addition, Air Products gave notice to Airgas, as required by Airgas’s By-Laws, that it intends to propose the additional items described below for stockholder action at the 2010 Annual Meeting:

●
an amendment to Airgas’s By-Laws to provide, among other things, that any director (other than Airgas’s Chief Executive Officer) nominated by the Airgas Board for election, but not elected by Airgas’s stockholders, at any annual meeting will be ineligible to serve on the Airgas Board for three years;

●	an amendment to Airgas’s By-Laws to require Airgas to hold the 2011 annual meeting of stockholders, and all subsequent annual meetings of stockholders, in January; and

●
the repeal of all By-Law amendments adopted by the Airgas Board without the approval of Airgas’s stockholders after April 7, 2010 (the date of the last publicly disclosed amendment to Airgas’s By-Laws).

Air Products further notified Airgas that it intends to solicit proxies for the election of Air Products’ nominees and the approval of Air Products’ other proposals.  The text of the press release announcing Air Products’ nominees and other proposals and Air Products’ notice to Airgas are filed herewith as Exhibits (a)(5)(xiv) and (a)(5)(xv), respectively, and are incorporated herein by reference.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On April 28, 2010, Air Products engaged Perella Weinberg Partners to act as our financial advisor, together with J.P. Morgan Securities Inc., in connection with the Offer.  Perella Weinberg Partners will receive customary fees in connection with this engagement. We have agreed to reimburse Perella Weinberg Partners for out-of-pocket expenses incurred in connection with the Offer and to indemnify Perella Weinberg Partners against certain liabilities, including certain liabilities under the U.S. federal securities laws.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(xv)  Text of press release issued by Air Products, dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 13, 2010).

(a)(5)(xvi)  Notice of Intent by Air Products and Chemicals, Inc. to Nominate Individuals for Election as Directors and Propose Stockholder Business at the 2010 Annual Meeting of Stockholders of Airgas, Inc., dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 13, 2010).

(a)(5)(xvii)  Text of message from John McGlade, dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 13, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2010

AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ John D. Stanley
Name: John D. Stanley
Title: Senior Vice President and General Counsel

AIR PRODUCTS DISTRIBUTION, INC.

By:	/s/ John D. Stanley
Name: John D. Stanley
Title: Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated February 11, 2010.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of summary advertisement dated February 11, 2010.*
(a)(5)(i)	Text of press release issued by Air Products, dated February 5, 2010.*
(a)(5)(ii)	Text of press release issued by Air Products, dated February 11, 2010.*
(a)(5)(iii)
Text of message from John McGlade, dated February 12, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 12, 2010).*

(a)(5)(iv)
Transcript of John McGlade and Paul Huck’s presentation at the Barclays 2nd Annual Industrial Select Conference, dated February 17, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 18, 2010).*

(a)(5)(v)
Text of press release issued by Air Products, dated February 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 22, 2010).*

(a)(5)(vi)
Presentation of Paul Huck at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 25, 2010).*

(a)(5)(vii)
Transcript of Paul Huck’s presentation at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 2, 2010).*

(a)(5)(viii)
Text of message from John McGlade, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).*

(a)(5)(ix)
Text of press release issued by Air Products, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).*

(a)(5)(x)	Text of press release issued by Air Products, dated April 1, 2010.*
(a)(5)(xi)
Text of message from John McGlade, dated April 6, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on April 6, 2010).*

(a)(5)(xii)
Text of press release issued by Air Products, dated April 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on April 22, 2010).*

(a)(5)(xiii)
Transcript of John McGlade and Paul Huck’s presentation, dated April 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on April 22, 2010).*

(a)(5)(xiv)
Materials from John McGlade meeting with employees, dated May 12, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 12, 2010).*

(a)(5)(xv)
Text of press release issued by Air Products, dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 13, 2010).

(a)(5)(xvi)
Notice of Intent by Air Products and Chemicals, Inc. to Nominate Individuals for Election as Directors and Propose Stockholder Business at the 2010 Annual Meeting of Stockholders of Airgas, Inc., dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 13, 2010).

(a)(5)(xvii)
Text of message from John McGlade, dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 13, 2010).

(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.*
(b)(2)	Amended and Restated Commitment Letter dated March 3, 2010 among Air Products and Chemicals, Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.*
(b)(3)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., The Royal Bank of Scotland plc and RBS Securities Inc.*
(b)(4)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc.*
(b)(5)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., BNP Paribas and BNP Paribas Securities Corp.*
(b)(6)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A.*
(b)(7)	Accession Letter dated March 3, 2010 between Air Products and Chemicals, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.*
(b)(8)	Credit Agreement dated March 31, 2010 among Air Products and Chemicals, Inc., the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent.*
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed